UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of April, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  April 30, 2008                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                      APRIL 30, 2008

              ROCHESTER CONTINUES PROFITABILITY FROM OPERATIONS IN
                          THIRD QUARTER OF PRODUCTION

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Rochester Resources Ltd. is pleased to announce financial results for the quarter ended February 29th, 2008. The Company realized net revenue of $2,507,487 on 3,302 ounces of gold equivalent shipped during the three months ended Feb. 29, 2008 (the 2008 third quarter), and generated an operating profit of $213,538 after non-cash charges for depletion and amortization of $248,301. During the 2008 third quarter, head grades averaged approximately 6 g/t gold and 140 g/t silver. Recovery rates for gold surpassed 90 per cent, and silver recovery remained in the 50 per cent range.

"We expect an improvement in net revenues and profitability as we reduce operating costs, improve recovery rates and increase head grades over the coming months. This will all coincide with our increase in throughput production to 300 tpd and implementation of our improved silver recovery circuit planned for the 3rd quarter of calendar 2008." commented Dr. Parra.

The Company recognized net revenue during the nine month period ended February 29th, 2008 of $7,262,014 generated on the sale of 9,693 ounces of gold equivalents, for an average of $749 net revenue per ounce (net of royalty and treatment charges).

Revenues in the 3rd quarter were below plan as a result of several factors, including poor recovery of free gold and silver in the circuit as well as higher dilution during mining. In January when working on alternatives for increasing silver recovery it was found that the amount of free gold and silver in the circuit had increased and was not being recovered during the cyanidation process. By Q3 2008 we will have a gravimetric circuit in place to address this problem and increase silver recoveries up to 70 to 80%. Production from the mine has also been negatively impacted by the failure to achieve targeted development workings. This was caused in part by mine equipment maintenance challenges, specifically the lack of availability of spare parts and qualified mechanics, resulting in overall availability of scoop trams of approximately 30%. The original mine plan called for the mine development to continue in conjunction with production. In order to maintain throughput to the mill with grade control, a minimum of 500 metres of drift development is required each month. If development of 500 metres is not achieved, the consequence is that there are fewer locations from which to produce and less flexibility to maintain optimum grade. With scoop tram availability of approximately 30% actual mine development has been proceeding at a rate of 300 metres per month and consequently the development of an insufficient number of workings from which to mine higher grade ore. During the quarter an order was placed for two new scoop trams and when both are in service availability will increase significantly. The first scoop tram arrived and was placed into service in March with the second due in the next two weeks. Furthermore, the decision has been made to establish a service center in the city of Tepic, located just under two hours from the mine to address spare parts and maintenance issues in a timely manner.





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                                      -2-


The immediate priority is to carry out sufficient development work to ensure that the ore required to feed the mill at 300 tonnes per day is available with a head grade of 8.5 grams of gold and 150 grams of silver per tonne. Florida NW, where exploration efforts have recently identified seven new veins, will be the focus of development work in the coming months. We are projecting that the plant expansion will be complete and running at 300 tonnes per day in the 3rd quarter of calendar 2008. Once this priority project is completed we plan to resume the exploration programs at Tajos Cuates and Santa Fe.

During the nine months ended February 29, 2008 (the "2008 period") the Company reported an operating profit of $1,045,562 and a net loss of $1.501 million of which $1.4 million was stock based compensation, compared to a net loss of $3,083,491 for the nine months ended February 28, 2007 (the "2007 period"), a decrease in loss of $1,582,491. The periods are not comparable as the Company was not in commercial production prior to June 1, 2007 and had no production in the corresponding 2007 period. As a result, no depletion on mineral property interests or amortization on property, plant and equipment was taken until the 2008 period.

As of Feb. 29, 2008, the company had working capital of $2,215,461. "We are in the position of having a strong balance sheet supported by the ability to generate meaningful cash flow from our mining and milling activities. We expect a substantial increase in sales and revenue once we implement the planned increase to 300 tpd. These revenues will enable us to increase our exploration and development programs, as well as provide adequate working capital for ongoing operations," stated Dr. Parra.

WEBCAST EVENT:

Rochester Resources Ltd. will host a teleconference call/webcast to provide an overview of the company's developments and the strategic plan for 2008. This will be followed up by a question and answer session. EVENT TIME: Wednesday, April 30, 2008 @ 4:30pm Eastern Standard Time (EST, GMT-5 hours). EVENT TITLE:
Rochester Resources Ltd Webcast Conference Call

TELECONFERENCE INFORMATION:

If you would like to participate and have any questions for Dr. Parra please call:

     LIVE PARTICIPANT DIAL IN (TOLL FREE):     877-407-0778
     LIVE PARTICIPANT DIAL IN (INTERNATIONAL): 201-689-8565

TO  ACCESS  THE  EVENT  ON THE  WEB  PLEASE  CLICK  ON  THE  FOLLOWING  URL  AT:
http://www.investorcalendar.com/IC/CEPage.asp?ID=129071   Investors   can   also
access the webcast at http://www.investorcalendar.com/.


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                                      -3-


An audio replay of the conference call will be available on Rochester's website at www.rochesterresources.com following the conference call.

Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 604-484-0068
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution

We have  identified 37 vein  structures on our two Projects (Mina Real and Santa
Fe) and recently embarked on an aggressive follow-up exploration program including a 7000m drill program and a 2000m drift development program that will determine the next steps for mine development and production levels. Little follow-up work has been completed to date on the vein structures identified across both Projects.

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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